June 1, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27601
                               File No.: 70-10130


Gentlemen:

     In  compliance  with the terms and  conditions  of Rule 24 under the Public
Utility Holding Company Act of 1935, and the Order of the Commission dated September 29, 2003, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending March 31, 2004, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. Any sales of any Common Stock (including original issue shares sold under a Stock Plan) and the purchase price per share and the market price per share as of the date of sale.

     None.

b. The amount and terms of any Preferred Securities, Equity-Linked Securities, Long-term Debt or Short-term debt issued directly or indirectly by Progress Energy during the quarter.

     Progress Energy's commercial paper balance at 3/31/04 was $265,300,000. Progress Energy issued $513,400,000 in commercial paper from 1/01/04 through 3/31/04 at a weighted average yield of 1.13% under a $700 million revolving credit facility.

c. If Common Stock has been transferred to a seller of assets or securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

     None.

d. The total number of shares of Common Stock purchased or caused to be purchased on the open market for purposes of delivery under any Stock Plan.

          i)   131,200  shares  of  Restricted   Common  Stock  for  the  Equity
               Incentive Plan;
          ii)  302,053 shares of Common Stock for the Investor Plus Plan;

          iii) 228,443 shares of Common Stock for the Equity Incentive Plan; and
          iv)  121,919 shares of Common Stock for the Employee 401(k) Plan.

In addition to the above shares, which were purchased or caused to be purchased on the Open Market for purposes of delivery under one or more Stock Plans during the first quarter of 2004, the following were the new issuances of shares of Common Stock by Progress Energy, which were delivered as noted below during the first quarter of 2004:

          i) 780 shares of Common Stock issued for payments due under the NCNG Director's Retirement Compensation Plan; and
          ii) 1,201 shares of Common Stock issued for payments due under the NCNG Director's Deferred Compensation Plan.

e. The amount and terms of any Short-term debt issued by CP&L during the quarter.

     Carolina Power & Light Company's ("CP&L's") commercial paper balance at 3/31/04 was $0.00. CP&L issued $0.00 in commercial paper from 1/01/04 through 3/31/04 at a weighted average yield of 0% under a $450 million revolving credit facility.

f. The amount and terms of any long-term notes issued by NCNG to Progress Energy during the quarter.

     None.

g. The amount and terms of any securities issued by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

     None.

h. The amount and purpose of any Progress Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of Progress Energy) and the Subsidiary on whose behalf it was issued.


-------------------------------------------------------------------------------------------------------------------------
      Guarantor                     Beneficiary                   Amount         Date          Purpose of Guarantee &
                                                                  (in $)                             Subsidiary
                                                                                                 (for which issued)
-------------------------------------------------------------------------------------------------------------------------
                                                                                           Progress Ventures, Inc.
Progress Energy, Inc.   Louisville Gas & Electric Co. & KU                                 ("Progress Ventures") EEI
("Progress Energy")     Co.                                        3,000,000       1/6/04  Agreement
-------------------------------------------------------------------------------------------------------------------------
Progress Energy         Cinergy Marketing and Trading                             1/20/04  Progress Ventures commodity
                                                                   2,000,000               transactions
-------------------------------------------------------------------------------------------------------------------------
Progress Energy         Calpine Energy Services, L.P.                             1/21/04  Progress Ventures natural
                                                                     500,000               gas, electric energy
-------------------------------------------------------------------------------------------------------------------------
Progress Energy         Appalachian Power Company                                 1/29/04  Progress Fuels Corporation
                                                                  10,000,000               coal
-------------------------------------------------------------------------------------------------------------------------
Progress Energy         Deutsche Bank AG                                           2/6/04  Progress Ventures gas,
                                                                  10,000,000               electric, coal
-------------------------------------------------------------------------------------------------------------------------
                                                                                           Progress Ventures commodity
Progress Energy         Williams Power Company                     2,000,000      2/20/04  transactions
-------------------------------------------------------------------------------------------------------------------------
                                                                                           Progress Energy Solutions,
                                                                                           Inc. installation and
Progress Energy         Yancey County Board of Education             210,000       3/3/04  upgrades
-------------------------------------------------------------------------------------------------------------------------
                                                                                           Progress Ventures commodity
Progress Energy         FirstEnergy Corporation                   10,000,000       3/8/04  transactions
-------------------------------------------------------------------------------------------------------------------------


i. The amount and purpose of any Nonutility Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of the guarantor) and the Nonutility Subsidiary on whose behalf it was issued.

     None.

j. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments.

-----------------------------------------------------------------------------------------------------------------------------------
              Entity          Counterparty    Notional Amount      Description       Principal Terms     Transaction     Maturity
           (in Progress                       (in $ millions)                                               Date           Date
          Energy system)
-----------------------------------------------------------------------------------------------------------------------------------
1.       Carolina Power &       JPMorgan            $45          Forward Starting         CP&L
          Light Company                                           Interest Rate        pays 4.739%         3/5/04         3/15/15
          d/b/a Progress                                               Swap               fixed
        Energy Carolinas,                                                             and receives
          Inc. ("CP&L")                                                                three (3) -
                                                                                       month Libor
                                                                                        beginning
                                                                                         3/15/05
-----------------------------------------------------------------------------------------------------------------------------------
2.             CP&L         Bank of America         $25          Forward Starting         CP&L
                                                                  Interest Rate        pays 4.585%         3/10/04        3/15/15
                                                                       Swap               fixed
                                                                                      and receives
                                                                                       three (3) -
                                                                                       month Libor
                                                                                        beginning
                                                                                         3/15/05
-----------------------------------------------------------------------------------------------------------------------------------

k. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter and the range of interest rates on Money Pool borrowings and loans.


-------------------------------------------------------------------------------------------------------------------------
Non-Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending -3/31/04
-------------------------------------------------------------------------------------------------------------------------
                                                       Loans to the Money Pool            Borrowings from the Money Pool
-------------------------------------------------------------------------------------------------------------------------
Progress Energy, Inc.                                          $497,080,613.76                                       N/A
-------------------------------------------------------------------------------------------------------------------------
Progress Ventures, Inc. d/b/a Progress Energy                            $0.00                           $111,994,520.68
Ventures, Inc.
-------------------------------------------------------------------------------------------------------------------------
Progress Energy Service Company, LLC                                     $0.00                           $138,161,323.23
-------------------------------------------------------------------------------------------------------------------------
Progress Capital Holdings, Inc.                                          $0.00                           $193,440,585.64
-------------------------------------------------------------------------------------------------------------------------
Progress Fuels Corporation                                               $0.00                           $104,552,390.84
-------------------------------------------------------------------------------------------------------------------------
Strategic Resource Solutions Corp.                               $4,246,943.11                                     $0.00
-------------------------------------------------------------------------------------------------------------------------
Progress Energy Solutions, Inc.                                  $3,414,906.48                                $91,329.31
-------------------------------------------------------------------------------------------------------------------------
Progress Rail Services Corporation                               $3,760,000.00                             $9,015,000.00
-------------------------------------------------------------------------------------------------------------------------

The range of interest rates on these borrowings was 1.129% to 1.309%.


--------------------------------------------------------------------------------------------------------------------------------
Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending - 3/31/04
--------------------------------------------------------------------------------------------------------------------------------
                                                            Loans to the Money Pool              Borrowings from the Money Pool
--------------------------------------------------------------------------------------------------------------------------------
Progress Energy, Inc.                                               $470,175,063.42                                         N/A
--------------------------------------------------------------------------------------------------------------------------------
Carolina Power & Light Company d/b/a Progress Energy                $121,381,441.04                             $135,833,870.02
Carolinas, Inc.
--------------------------------------------------------------------------------------------------------------------------------
Florida Power Corporation d/b/a Progress Energy                               $0.00                             $400,918,604.26
Florida, Inc.
--------------------------------------------------------------------------------------------------------------------------------

The range of interest rates on these borrowings was 1.138% to 1.284%.

1. The market-to-book ratio of Common Stock at the end of the quarterly period.

     Progress Energy Common Stock Data
     (as of March 31, 2004):
     Total Common Stock Equity (in millions):             $7,449
     Market-to-book ratio:                                1.46

m. The name, parent company, and amount invested in any new Intermediate Subsidiary during the quarter.

     None. No new Intermediate Subsidiaries were organized and no amounts were invested for such purposes during the first quarter of 2004.

n. With respect to each Financing Subsidiary that has been formed, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in the Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of the Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers.

     None. No new Financing Subsidiaries were organized and no amounts were invested for such purposes during the first quarter of 2004.

o. A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

     Florida Power Corporation                                       March 31, 2004
     Florida Progress Corporation (Progress Capital Holdings, Inc.)  March 31, 2004

p. The amount and a brief description of any new investment in Energy-Related Assets (or in the equity securities of any company substantially all of whose assets consist of Energy-Related Assets), the aggregate outstanding amount of all the investments as of the end of the quarter, and a statement confirming that any investment made during the quarter did not require state commission approval.

     A response to this item will be filed confidentially pursuant to 17 CFR ss.
     250.104 under the Public Utility Holding Company Act of 1935. None of the investments to be reported confidentially for the first quarter of 2004 required state commission approval.

q. The aggregate outstanding amount of expenditures for development activities as of the end of the quarter.

     None.

r. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter.


PROGRESS ENERGY, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in millions)                                                                  March 31,        December 31,
      ASSETS                                                                        2004               2003
------------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                                      $ 21,761           $ 21,675
  Accumulated depreciation                                                        (8,204)            (8,116)
------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                             13,557             13,559
  Held for future use                                                                 13                 13
  Construction work in progress                                                      722                634
  Nuclear fuel, net of amortization                                                  233                228
------------------------------------------------------------------------------------------------------------
Total Utility Plant, Net                                                          14,525             14,434
------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                           41                273
  Accounts receivable                                                                794                841
  Unbilled accounts receivable                                                       193                217
  Inventory                                                                          782                808
  Deferred fuel cost                                                                 254                317
  Prepayments and other current assets                                               297                375
------------------------------------------------------------------------------------------------------------
Total Current Assets                                                               2,361              2,831
------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                                  626                612
  Nuclear decommissioning trust funds                                                988                938
  Diversified business property, net                                               2,181              2,158
  Miscellaneous other property and investments                                       464                464
  Goodwill                                                                         3,729              3,726
  Prepaid pension costs                                                              453                462
  Intangibles, net                                                                   319                327
  Other assets and deferred debits                                                   237                253
------------------------------------------------------------------------------------------------------------
Total Deferred Debits and Other Assets                                             8,997              8,940
------------------------------------------------------------------------------------------------------------
           Total Assets                                                         $ 25,883           $ 26,205
------------------------------------------------------------------------------------------------------------
Capitalization and Liabilities
------------------------------------------------------------------------------------------------------------
Common Stock Equity
  Common stock without par value, 500 million shares authorized,
      246 million shares issued and outstanding                                 $  5,310           $  5,270
  Unearned restricted shares                                                         (20)               (17)
  Unearned ESOP shares                                                               (79)               (89)
  Accumulated other comprehensive loss                                               (61)               (50)
  Retained earnings                                                                2,299              2,330
------------------------------------------------------------------------------------------------------------
                 Total Common Stock Equity                                         7,449              7,444
------------------------------------------------------------------------------------------------------------
Preferred Stock of Subsidiaries-Not Subject to Mandatory Redemption                   93                 93
Long-Term Debt, Affiliate                                                            309                309
Long-Term Debt , Net                                                               9,603              9,625
------------------------------------------------------------------------------------------------------------
                 Total Capitalization                                             17,454             17,471
------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                                  232                868
  Accounts payable                                                                   618                699
  Interest accrued                                                                   140                209
  Dividends declared                                                                 141                140
  Short-term obligations                                                             507                  4
  Customer deposits                                                                  169                167
  Other current liabilities                                                          524                580
------------------------------------------------------------------------------------------------------------
                 Total Current Liabilities                                         2,331              2,667
------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                  682                737
  Accumulated deferred investment tax credits                                        186                190
  Regulatory liabilities                                                           2,995              2,938
  Asset retirement obligations                                                     1,289              1,271
  Other liabilities and deferred credits                                             946                931
------------------------------------------------------------------------------------------------------------
                 Total Deferred Credits and Other Liabilities                      6,098              6,067
------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
------------------------------------------------------------------------------------------------------------
           Total Capitalization and Liabilities                                 $ 25,883           $ 26,205
------------------------------------------------------------------------------------------------------------


Carolina Power & Light Company
d/b/a Progress Energy Carolinas, Inc.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in millions)                                                                   March 31,      December 31,
ASSETS                                                                              2004               2003
------------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                                      $ 13,384           $ 13,331
  Accumulated depreciation                                                        (5,344)            (5,280)
------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                              8,040              8,051
  Held for future use                                                                  5                  5
  Construction work in progress                                                      342                306
  Nuclear fuel, net of amortization                                                  170                159
------------------------------------------------------------------------------------------------------------
                 Total Utility Plant, Net                                          8,557              8,521
------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                           13                238
  Accounts receivable                                                                246                265
  Unbilled accounts receivable                                                       122                145
  Receivables from affiliated companies                                               22                 27
  Advances from affiliated companies                                                  84                  -
  Inventory                                                                          314                348
  Deferred fuel cost                                                                  99                113
  Prepayments and other current assets                                                53                 82
------------------------------------------------------------------------------------------------------------
                 Total Current Assets                                                953              1,218
------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                                  494                477
  Nuclear decommissioning trust funds                                                544                505
  Miscellaneous other property and investments                                       168                169
  Other assets and deferred debits                                                   109                118
------------------------------------------------------------------------------------------------------------
                 Total Deferred Debits and Other Assets                            1,315              1,269
------------------------------------------------------------------------------------------------------------
           Total Assets                                                         $ 10,825           $ 11,008
------------------------------------------------------------------------------------------------------------
Capitalization and Liabilities
------------------------------------------------------------------------------------------------------------
Common Stock Equity
  Common stock without par value, authorized 200 million shares,
     160 million shares issued and outstanding                                  $  1,966           $  1,953
  Unearned ESOP common stock                                                         (79)               (89)
  Accumulated other comprehensive loss                                                (6)                (7)
  Retained earnings                                                                1,368              1,380
------------------------------------------------------------------------------------------------------------
        Total Common Stock Equity                                                  3,249              3,237
------------------------------------------------------------------------------------------------------------
  Preferred Stock - Not Subject to Mandatory Redemption                               59                 59
  Long-Term Debt, Net                                                              3,048              3,086
------------------------------------------------------------------------------------------------------------
                 Total Capitalization                                              6,356              6,382
------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                                  189                300
  Accounts payable                                                                   173                188
  Payables to affiliated companies                                                    52                136
  Notes payable to affiliated companies                                                -                 25
  Interest accrued                                                                    46                 64
  Short-term obligations                                                               -                  4
  Other current liabilities                                                          191                166
------------------------------------------------------------------------------------------------------------
                 Total Current Liabilities                                           651                883
------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                1,138              1,125
  Accumulated deferred investment tax credits                                        146                148
  Regulatory liabilities                                                           1,222              1,175
  Asset retirement obligations                                                       945                932
  Other liabilities and deferred credits                                             367                363
------------------------------------------------------------------------------------------------------------
                 Total Deferred Credits and Other Liabilities                      3,818              3,743
------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
------------------------------------------------------------------------------------------------------------
            Total Capitalization and Liabilities                                $ 10,825           $ 11,008
------------------------------------------------------------------------------------------------------------

s. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill impairment, if any, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter; and an analysis of the growth in Progress Energy's consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other Progress Energy subsidiaries.


                                                 Consolidated Retained Earnings
     Progress Energy                             (in millions)
     ---------------                             -------------
     Balance 12/31/03                            $ 2,330
     Current earnings                                 99
     Current earnings from exempt projects             9
     Common dividends                               (139)
                                                 ---------
     Balance 3/31/04                             $ 2,299

                                                 Consolidated Retained Earnings
     CP&L                                        (in millions)
     ----                                        -------------
     Balance 12/31/03                            $ 1,380
     Current earnings                                114
     Dividend of cash to parent                     (125)
     Preferred dividends                              (1)
                                                 ----------
     Balance 3/31/04                             $ 1,368

                                                 Consolidated Retained Earnings
     Florida Progress Corporation                (in millions)
     ----------------------------                -------------
     Balance 12/31/03                            $   842
     Current earnings                                 55
     Dividend of cash to parent                      (38)
                                                 ----------
     Balance 3/31/04                             $   859

                                                 Retained Earnings
     Florida Power Corporation                   (in millions)
     -------------------------                   -------------
     Balance 12/31/03                            $ 1,062
     Current earnings                                 49
     Dividend of cash to parent                      (39)
     Preferred dividends                               0
                                                 ----------
     Balance 3/31/04                             $ 1,072

t. A computation in accordance with rule 53(a) setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount of investment authority remaining under the July 17, 2002 order.

     On March 31, 2004, Progress Energy's "aggregate investment", as defined in Rule 53(a)(1), in EWGs was approximately $1.378 billion, or about 60.09% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2004. The investment authority remaining under the July 17, 2002 order is approximately $2.622 billion as of March 31, 2004.

u. A statement of Progress Energy's "aggregate investment" in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter.

                                                   March 31, 2004
                                         (in millions)          Percentage (1)
     Total capitalization                   $18,193                  7.6%
     Net utility plant                      $14,525                  9.5%
     Total consolidated assets              $25,883                  5.3%
     Common Equity Market Value (2)         $11,591                 11.9 %

     (1) The above percentages assume an aggregate investment in EWGs of $1.378 billion
     (2) Market value of common equity assumes the following:
            Total common shares at 3/31/04 =                     246,198,989
            Closing share price at 3/31/04 =                          $47.08
                                                              ---------------
                  Total market value =                       $11,591,048,402

v. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and of each Utility Subsidiary.

    ------------------------------------------------------------------------------------------------------------
    Capital Structure as of                                                                  Florida Power
    March 31, 2004 (in millions)             Progress Energy             CP&L                 Corporation
                                       -------------------------------------------------------------------------
    Common stock equity                     7,449        40.9%      3,249      49.6%    2,149          48.2%
    Preferred securities                       93         0.5%         59       0.9%       34           0.8%
    Long-term debt (1)                      9,835        54.1%      3,237      49.5%    1,947          43.7%
    Long-term debt affiliate                  309         1.7%          0       0.0%        0           0.0%
    Notes to affiliated companies               0         0.0%          0       0.0%       84           1.9%

    Short-term obligations                  507.0         2.8%          0       0.0%      242           5.4%
                                       -----------             -----------           ---------
    Total                                  18,193       100.0%      6,545     100.0%    4,456         100.0%
    ------------------------------------------------------------------------------------------------------------

w. For the quarterly period in which Progress Energy and its consolidated subsidiaries file their consolidated federal income tax return, information showing the calculation of Progress Energy's loss that is attributable to interest expense on the acquisition debt and a spreadsheet showing (1) the actual allocation of income taxes to each member of the consolidated group, and (2) the allocation of income taxes to each member of the consolidated group in accordance with the method prescribed by rule 45(c).

     None. Progress Energy and its consolidated subsidiaries filed their consolidated federal income tax return during the third quarter of 2003. Therefore, a response to this data request was filed (confidentially) with Progress Energy's third quarter 2003 Rule 24 Report/35 CERT filing.

x. Future registration statements filed under the Securities Act of 1933 Act during the quarter with respect to securities that are issued in accordance with the authorization requested in the Application will be filed or incorporated by reference as exhibits.

     None.



                                 Very truly yours,
                                 PROGRESS ENERGY, INC.



                                 By:  /s/Thomas R. Sullivan
                                      -----------------------
                                      Thomas R. Sullivan
                                      Treasurer